June 29, 2005



Via Facsimile (917)777-3300 and U.S. Mail

Roger S. Aaron, Esq.
Eric L. Cochran, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036

RE:	Mylan Laboratories Inc.
	Schedule TO-I filed June 16, 2005

Dear Messrs. Aaron and Cochran:

      We have reviewed the company`s filing and have the following comments.

Schedule TO-I

1. We note that the company has offset the filing fee with the fee paid in connection with the company`s registration statement on
Form
S-4 filed on September 3, 2004.  	     Rule 0-11(a)(2) provides
for
offsetting fees when the filings are related to one transaction.
It
is unclear how the Form S-4 relates to this transaction. Please advise.

Offer to Purchase

Conditions of the Tender Offer, page 26
2. It is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Please advise of your intent in this regard. We note that the offer is contingent on the receipt of financing on terms satisfactory to Mylan. We may have further comment.




Annex A

3. Statements made in connection with tender offers are expressly excluded from the safe harbor protections afforded by the Private
Securities Litigation Reform Act of 1995. Accordingly, please refrain from references to the safe harbor in future communications.


Closing Comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Pamela W. Carmody
								Special Counsel
								Office of Mergers
      and Acquisitions
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Messrs. Aaron and Cochran
June 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE